Date: 01/09/2013

Mark P. Shuman Securities and Exchange Commission

Re:

Bookedbyus Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed October 12, 2012

File No. 333-176705

In response to your letter dated October 26, 2012, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Bookedbyus Inc. (the “Company”).  Amendment No. 3 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments.  For your convenience, we have reproduced below the comments contained in the Staff’s October 26, 2012 letter in italicized text immediately before our response.

General

1.

Please update the financial statements to comply with Rule 8-08 of Regulation S- X. Also update MD&A and other corresponding disclosure.

Response:

In accordance with your request, we have updated the financial statements, the MD&A and other corresponding disclosures.

Outside Front Cover Page of Prospectus

2.

We note your response to prior comment 1. Please revise your prospectus cover page to simply state that you are an emerging growth company and may elect to comply with certain reduced public company reporting requirements. Move the rest of the emerging growth company disclosure added in response to prior comment 1 to appropriate sections of the prospectus, such as “Summary Information” and/or “Risk Factors.” See Item 501(b) of Regulation S-K. Your cover page should be immediately followed by the inside cover page containing the table of contents.

Response:

In accordance with your request, we have moved the rest of the emerging growth company disclosure to “Summary Information”.

Summary Information

Summary Information about Bookedbyus, page 7

3.   Based on your response to prior comment 5, it appears that although you have been a licensed distributor of software systems created by Digital Programa Inc. since January 1, 2011, funding issues have prevented you from implementing your business plan. You appear to discuss many of these issues on page 62 of the prospectus. Please concisely summarize these issues here, and include a cross-reference to the more detailed disclosure on page 62.

Response:

We have added two sentences to the end of the first paragraph in the section captioned “Summary Information about Bookedbyus” as follows:

“We have been in existence since December 27, 2007, and entered into a licensing agreement with Digital Programma, Inc. on January 1, 2011. The Company is not engaged in continued business and has minimal operations (see Results of Operations page 50).”

Risk Factors, page 9

4.

We note your response to prior comment 8. As we previously noted, it appears likely that you will have less than three hundred record holders following your offering. Thus, although you would be required to file your Form 10-K for the fiscal year in which your registration statement is declared effective, you may be eligible to terminate your registration under Section 12(g) of the Exchange Act and suspend your reporting obligations under Section 15(d) of the Exchange Act. If you pursue this course of action, you would not be required to provide shareholders periodic or current reports following the Form 10-K for the fiscal year in which your registration statement is declared effective. As previously requested, please include a risk factor that explains the associated risks to potential investors.

Response:

We have added the following Risk Factor:

“BECAUSE THE COMPANY IS LIKELY TO HAVE LESS THAN THREE HUNDRED SHAREHOLDERS OF RECORD, THE COMPANY MAY SUSPEND ITS REPORTING OBLIGATIONS AND TERMINATE THE REGISTRATION STATEMENT. YOUR ENTIRE INVESTMENT MAY BE LOST.

Because it is likely that the Company will have less than three hundred shareholders of record following your offering, the Company may be eligible to terminate our registration under Section 12(g) of the Exchange Act and suspend our reporting obligations under Section 15(d) of the Exchange Act. If the Company pursues this course of action, the Company would not be required to provide shareholders periodic or current reports which may result in no market for the securities offered herein. As a result, your entire investment may be lost.”

Selling Security Holders, page 18

5.

Please disclose the natural persons. We note your response to prior comment 4. Please revise this section to disclose that selling security holders will sell shares at a fixed price of $0.10 per share, even if the shares are quoted on the OTC Bulletin Board. Also disclose that the sale of shares by selling security holders will continue after your direct offering has concluded.

Response:

We have updated our disclosure of the natural persons listed in the table on page 19.  In addition and in accordance with your request, we have revised our disclosure in this section as follows:

“During this offering, Selling Stockholders will sell shares at a fixed price of $0.10 per share, even if the shares are quoted on the OTC Bulletin Board. The sale of shares by Selling Stockholders will continue after our direct offering has concluded.”

6.

Please disclose the natural persons who have voting and/or dispositive power over the shares beneficially owned by CWB Inc., Spyglass, and Blast Digital Media. See Item 507 of Regulation S-K and for guidance, refer to Questions 140.01 and 140.02 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Regulation S-K.

Response:

Please see our response to comment 5 above.

Information with Respect to the Registrant

Market Opportunity, page 27

7.

As previously requested in prior comment 14, please disclose the date of every third- party statement/article referenced in your prospectus. In addition, these articles/reports were published between March 26, 2008 and February 21, 2011. Please confirm that you are not aware of similar reports that have been prepared by the authors you cite, or others, after the dates of these sources. If you are aware of any such reports, please confirm that the conclusions do not vary materially from the cited reports. If you choose to continue to include the current cited reports, include disclosure regarding the continued utility of the reports and an explanation why you believe the reports are reliable at the current time.

Response:

We have revised this section of our disclosure. In addition, we have disclosed the dates of any reports cited and have added the following:

“Management has reviewed reports from existing and other sources after the dates of these sources and we are of the opinion that the conclusions do not vary materially from these cited reports.”

Management’s Discussion and Analysis

Capital Resources and Liquidity, page 61

8.

On pages 61, 62, and 63, you state that the amount of the offering “will likely allow [you] to operate for at least one year.” Given the nature of the offering, please clarify that, as further discussed in “Use of Proceeds” and “Plan of Operations,” you need the offering proceeds in order to implement your business plan and that without the offering proceeds you may be able to operate for a year, but will not be able to implement your business plan during that period.

Response:

In the section captioned “Capital Resources and Liquidity”, we have added the following Paragraph immediately following paragraph 1:

As further discussed in “Use of Proceeds” and “Plan of Operations,” the Company needs the offering proceeds in order to implement our business plan. Without the offering proceeds the Company may be able to operate for a year, however the Company will not be able to implement our business plan during that period.

Executive Compensation, page 66

9.

We note your response to prior comment 24. Please disclose how you determined the amounts to be paid to Mr. Person and Ms. Fox for the periods presented. See Item 402(o) of Regulation S-K. Please revise.

Response:

We have revised our disclosure in the paragraph immediately following the table in this section as follows:

“During the stages of formation and development, the Company agreed to pay management fees to its executive officers. The Company arbitrarily determined $1,000 per month was reasonable. No written agreement exists. We did not agree to pay nor did we accrue any salaries in 2011. We do not anticipate beginning to pay salaries until we have adequate funds to do so. There are no other stock option plans, retirement, pension, or profit sharing plans for the benefit of our officer and director other than as described herein.”

Certain Relationships and Related Transactions, page 69

10.

We note your response to prior comment 26. Please disclose the nature of the additional amounts due to Mr. Person and Ms. Fox in excess of the Management Fees (i.e., $2,475 for Mr. Person and $1,775 for Ms. Fox).

Response:

We have revised our disclosure in this section as follows:

“As at 31 August 2010, the amounts due to Fred Person (see Financial Statements for the period ended August 31, 2011, Note 4) consist of $14,475 including Management Fees of $12,000 and rental of office space of $2,475. On 31 March 2011, the Company issued 2,895,000 common shares of the Company, valued at $0.005 per common share, to settle the amount of $14,475.

As at 31 August 2010, the amounts due to Susan Fox (see Financial Statements for the period ended August 31, 2011, Note 4) consist of $21,775 including Managements fees of $20,000 and rental of office space of $1,775. On 31 March 2011, the Company issued 4,355,000 common shares of the Company, valued at $0.005 per common share, to Susan Fox to settle the amount of $21,775.”

11.

We note your response to prior comment 29. As previously requested, please revise this section to include disclosure regarding your March 31, 2011 payment to a company with an officer in common. See Items 404(d)(2) and 404(c)(1)(i) of Regulation S-K. Ensure that you discuss the origin of the balance due to Casting Workbook.

Response:

We have revised this section as follows:

“As at August 31, 2012 and 2011, the amounts due to related parties consist of $nil and $nil payable to a company with an officer in common. On behalf of the Company, CWB Inc. paid outstanding invoices totaling $9,100. On March 31, 2011, the Company settled the balance due in the amount of $9,100 by issuing 1,820,000 common shares of the Company valued at $0.005 per common share to CWB Inc., whose sole officer and director is Susan Fox. This balance was non-interest bearing, unsecured and had no fixed terms of repayment.”

We trust this meets with your approval.

Sincerely,

//Fred Person

President